Exhibit 1

NEWS RELEASE
LACLEDE GAS
___________________________________________________________________________
                                    720 Olive Street, St. Louis, MO 63101


                                        CONTACT: Richard N. Hargraves
                                                    (314) 342-0652


FOR IMMEDIATE RELEASE
    July 26, 2001


                    Laclede Gas announces 3rd quarter earnings

     ST. LOUIS, MO - Laclede Gas Company (NYSE: LG) today announced that,

for the third quarter of its fiscal year, which ended June 30, 2001,

the Company experienced a loss of $.20 per share compared with a gain of

$.02 per share for the same period last year.  These results were in line with the Company's previous projection of a third-quarter loss ranging from

$.20 to $.25 per share.

     Laclede expects to hit its fiscal year earnings target of 15% to 23%

higher than last year, with earnings projected to be within the range of

$1.58 to $1.68 per share.

     A key component of last year's modest third-quarter earnings gain was incremental income derived from off-system sales opportunities pursuant to favorable market opportunities. This year, Laclede's third-quarter Gas

Supply Incentive Program (GSIP) and off-system sales activities produced savings of $7.9 million for its customers and $3.2 million in pretax income to its shareholders.

     The nature of Laclede's core business - the distribution and sale of heating energy - requires the Company to maintain its distribution system year-round but generates most of its revenue within a few cold-weather months. Therefore, Laclede generally posts losses in the spring and summer months. This year, 41% warmer-than-normal weather within Laclede's






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service area contributed to lowered customer demand for natural gas heating energy by 13% compared with last year's third quarter.

     Earnings per share for the nine months ended June 30, 2001, were $1.88 per share compared with $1.55 per share for the same period last year. The increase is primarily the result of higher sales due to temperatures that were 9% colder than normal and 30% colder than last year, which was the third warmest comparable period in the last 100 years. The impact of a general rate increase that became effective December 27, 1999, also contributed to the earnings improvement. These factors were partially offset by a higher provision for uncollectible accounts resulting from this past winter's record wholesale gas prices, higher carrying costs incurred by the

Company related to the natural gas it purchased in the wholesale market before receiving payment from customers, expenses relating to strategic planning initiatives, cost for the formation of a holding company, and increased distribution costs. For the first nine months of the fiscal year,

Laclede's GSIP and off-systems sales efforts produced savings of $21.5 million for Laclede's customers and $7.8 million in pretax income to its shareholders.

     Earnings for the 12 months ended June 30, 2001, were $1.70 per share compared with $1.34 per share for the same period a year ago, an increase that was essentially due to the aforementioned factors.

     Revenues for the 12 months ended June 30, 2001, were $991.8 compared with $540.6 million for the prior 12-month period. The increase is principally due to higher wholesale gas costs reflected in our customers'

rates, as well as higher sales volumes resulting from colder weather.













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     Laclede Gas is the largest natural gas distribution company in

Missouri, serving 633,000 customers in St. Louis and surrounding counties in eastern Missouri.







                                      # # #




     Note: This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's future operating results may be affected by various uncertainties and risk factors, many of which are beyond the Company's control, including weather conditions, governmental and regulatory policy and action, the competitive environment and economic factors. For a more complete description of these uncertainties and risk factors, see the Company's Form 10-Q for the quarter ending June 30, 2001, to be filed with the Securities and Exchange Commission.






































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
                                              UNAUDITED
STATEMENTS OF CONSOLIDATED INCOME

Laclede Gas Company
and Subsidiary Companies
(In Thousands Except Per Share Amounts)
                                    Three Months Ended    Nine Months Ended     Twelve Months Ended
                                          June 30,             June 30,              June 30,
                                      2001       2000      2001       2000   2001      2000
                                      ----       ----      ----       ----      ----      ----
Operating Revenues:
  Utility operating revenues        $109,462  $ 86,134   $851,052   $460,788  $921,416  $511,196
  Non-utility operating revenues      13,439     9,159     59,616     24,170    70,422    29,428
                                    ------------------   -------------------  ------------------
  Total operating revenues           122,901    95,293    910,668    484,958   991,838   540,624
                                    ------------------   -------------------  ------------------
Operating Expenses:
  Utility operating expenses
    Natural and propane gas           62,737    40,274    606,893    263,660   638,496   277,617
    Other operation expenses          24,806    21,007     78,655     66,049    99,669    84,872
    Maintenance                        4,849     4,296     14,414     13,947    19,111    18,849
    Depreciation and amortization      6,597     6,390     19,710     18,340    26,144    23,811
    Taxes, other than income taxes    11,553     8,786     56,845     35,282    64,362    41,606
                                    ------------------   -------------------  ------------------
  Total utility operating expenses   110,542    80,753    776,517    397,278   847,782   446,755
  Non-utility operating expenses      13,109     8,921     58,182     23,682    68,742    28,826
                                    ------------------   -------------------  ------------------
  Total operating expenses           123,651    89,674    834,699    420,960   916,524   475,581
                                    ------------------   -------------------  ------------------
Operating Income (Loss)                 (750)    5,619     75,969     63,998    75,314    65,043
Other Income and Income Deductions-
  Net                                   (100)        8      1,456        839     1,352   (2,100)*
                                    ------------------   -------------------  ------------------
Income Before Interest and
  Income Taxes                          (850)    5,627     77,425     64,837    76,666    62,943
                                    ------------------   -------------------  ------------------
Interest Charges:
  Interest on long-term debt           4,414     3,784     13,168     11,353    16,979    15,137
  Other interest charges               2,361     1,878      9,080      6,365    11,559     7,574
                                    ------------------   -------------------  ------------------
    Total interest charges             6,775     5,662     22,248     17,718    28,538    22,711
                                    ------------------   -------------------  ------------------
Income (Loss) Before Income Taxes     (7,625)      (35)    55,177     47,119    48,128    40,232

Income Tax Expense (Benefit)          (3,952)     (357)    19,626     17,762    15,969    14,853
                                    ------------------   -------------------  ------------------
Net Income (Loss)                     (3,673)      322     35,551     29,357    32,159    25,379
Dividends on Preferred Stock              22        22         66         70        89        94
                                    ------------------   -------------------  ------------------
Earnings (Loss) Applicable to
  Common Stock                      $ (3,695)  $   300   $ 35,485   $ 29,287  $ 32,070  $ 25,285
                                    ==================   ===================  ==================
Average Number of Common
  Shares Outstanding                  18,878    18,878     18,878     18,878    18,878    18,878
Earnings (Loss) Per Share Of
  Common Stock                         $(.20)    $0.02      $1.88      $1.55     $1.70     $1.34

NOTE: Certain prior-period amounts have been reclassified to conform to current-year presentation.
* Includes a one-time pre-tax charge of $3.2 million.